Exhibit 99.4

3790 98th Street NW Edmonton, AB T6E 6B4 Canada TEL 780 463 8872 FAX 780 462 6784 TOLL FREE 800 314 2695 civeo.com

Civeo Employee FAQ

GENERAL QUESTIONS

1.	What is the strategic rationale for this deal?

The acquisition of Noralta Lodge furthers Civeo’s strategic objectives to service operator-owned facilities and enhance the quality and scope of our service offerings. Noralta Lodge’s contract visibility and high occupancy levels are expected to contribute substantially to these priorities through consistently higher cash flow generation and top-line visibility. This provides the company a heightened capability to invest in the customer-facing technologies and disciplined growth opportunities necessary to enhance our home-to-home logistics solutions and further improve guest experience.

Additionally, by acquiring a strong market player in the region, this transaction will solidify Civeo’s position as the partner of choice for workforce accommodations across the Canadian Oil Sands. The transaction strengthens Civeo’s workforce solutions portfolio and improves the company’s ability to continue supporting the success of its customers over the life of their projects as they pursue debottlenecking, maintenance and optimization of existing oil sands facilities. The acquisition of Noralta Lodge also provides significant earnings leverage for our investors in a commodity price recovery scenario.

2.	How does this acquisition fit into Civeo’s long-term strategy? What impact will this heavy focus have on the global strategy?

The acquisition of Noralta Lodge furthers Civeo’s strategic objectives to service operator-owned facilities and enhance the quality and scope of our service offerings. Importantly, the combined company would generate approximately 75% more operating cash flow than Civeo on a standalone basis and reduce Civeo’s pro forma leverage. This will in turn strengthen the Company’s balance sheet and provide Civeo with the flexibility to pursue compelling investment opportunities, better positioning the Company to succeed regardless of the commodity price environment.

3.	Does this transaction prevent Civeo from making any further strategic investments in other core geographies such as Australia or in parts of the business that would expand Civeo’s service offering?

No. The transaction will enhance Civeo’s ability to execute on its global commitment to pursuing opportunistic and disciplined growth opportunities. The acquisition would increase Civeo’s standalone operating cash flow and reduce Civeo’s 3Q17 leverage ratio from 4.4x standalone to 3.2x on a pro forma combined basis. This would significantly improve the Company’s balance sheet and position Civeo to invest in customer-facing technologies and disciplined growth opportunities. Civeo will also maintain operational flexibility due to the minimal operational adjustments needed to successfully integrate Noralta Lodge.

4.	How will our go-to-market strategy change after this acquisition?

Civeo remains committed to providing customers with efficient, high-quality turnkey solutions to their workforce accommodation needs, and expects this transaction will only improve the Company’s ability to do that. With this transaction, Civeo will be better positioned to provide customers with integrated solutions that provide safe, healthy and efficient living environments that support the wellbeing of their employees across the project lifecycle.

Upon close, Civeo will also have a significantly improved balance sheet with a larger, more predictable free cash flow profile and will be well positioned to execute against its long-term growth strategy, including investing opportunistically into incremental services such as logistics and home-to-home workforce solutions.

5.	Why did Civeo choose to invest in the Canadian Oil Sands region, rather than in other areas where Civeo operates?

The acquisition marks our commitment to the oil sands region, where we have continued to provide a safe supply of rooms, food and water through tough market conditions and tough physical conditions, including the forest fires of May 2016. Importantly, the transaction solidifies our oil-sands’ operations-focused revenue through two large contacts supporting workforces that service large developed oil sands resources, which will have ongoing room needs over the life of the contracts and years after.

Noralta Lodge’s locations also complement the Civeo locations in Alberta and, upon consummation of the acquisition, Civeo’s expanded footprint will enable the Company to better meet the needs of its customers as they pursue debottlenecking, maintenance and optimization of existing oil sands facilities, providing significant benefits as it optimizes occupancy across a broader lodge portfolio.

The acquisition of Noralta Lodge also provides significant earnings leverage for our investors in a commodity price recovery scenario.

6.	Is consolidation an effective method of managing the downturn in the Canadian Oil Sands market in the medium term?

The transaction provides improved top-line visibility, primarily due to two contracts with investment grade oil producers. Noralta Lodge’s locations also complement the Civeo locations in Alberta and, upon consummation of the acquisition, Civeo’s expanded footprint will enable the Company to better meet the needs of its customers as they pursue debottlenecking, maintenance and optimization of existing oil sands facilities, providing significant benefits as the Company optimizes occupancy across a broader portfolio of lodge locations. Importantly, Civeo also anticipates cost synergies from procurement and other supply chain efficiencies.

7.	In the long term, what happens if the market fails to recover? What deal terms de-risk this?

Three elements in particular de-risk the potential impact of market shifts:

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Civeo anticipates significant opportunities to optimize occupancy across a broader portfolio of lodge locations with its greater scale providing purchasing power benefits and synergies. This enhanced operational and financial scale provides Civeo the flexibility to scale up and down as demand warrants.

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Noralta Lodge’s contract visibility, well established customer relationships and high occupancy levels are expected to provide Civeo with a more consistent and higher level of cash flow generation and a stronger balance sheet.

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The transaction provides improved top-line visibility, primarily due to two major contracts with investment grade oil producers. Both contracts are supporting operations-focused workforces that are servicing large developed resources with low WTI oil breakeven costs that will continue to have largely consistent ongoing room needs over the life of the contract and for years after.

8.	What characteristics does Noralta Lodge have that make the combined company well positioned to weather the downturn?

Noralta Lodge’s contracts with its customers coupled with Civeo’s existing contracts provide Civeo with significant, contracted revenue streams in the near- to mid-term. Importantly, the combined business will have the ability to scale up and down to optimize occupancy across a broader lodge portfolio with the benefits of enhanced purchasing power. This is important for our customers as they pursue debottlenecking, maintenance and optimization of existing oil sands facilities.

9.	How does this deal position the combined entity for future growth?

The combined company would generate approximately 75% more operating cash flow than Civeo on a standalone basis and reduce Civeo’s pro forma leverage, strengthening the Company’s balance sheet, thus providing the flexibility to pursue disciplined growth opportunities, including into incremental services such as logistics and home-to-home workforce solutions. The combined company’s flexibility and scale will also position the Company to succeed regardless of the commodity price environment.

10.	Will Civeo continue to use Noralta Lodge branding or will we migrate to our branding?

Formal branding plans are still being finalized, but the companies plan to migrate to the current Civeo brand following a successful close. For now, we remain separate companies and its business as usual until closing and as we continue the integration planning process.

11.	Does the transaction give Civeo more purchasing power and enable Civeo to bid for larger projects?

Civeo anticipates significant synergies from optimizing occupancy across a broader lodge portfolio with greater scale and purchasing power. Upon completing the transaction, Civeo anticipates run-rate cost synergies of approximately C$10 million per annum by year 2019, from procurement and other supply chain efficiencies as well as optimizing existing facilities.

The addition of Noralta Lodge also enhances Civeo’s existing portfolio of accommodations, including more than 7,000 rooms. Noralta Lodge also provides Civeo with a large inventory of premium private rooms in the region, a popular offering in the market that will further enhance Civeo’s ability to serve as a one-stop solution to customer’s workforce accommodation needs.

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12.	Are there any plans for Civeo to expand existing Noralta Lodge sites?

There are no current plans to expand the room count at any of our combined locations.

13.	Are there any plans to close or reduce any of the Noralta Lodge sites?

Not at this time.

14.	Will there be Noralta Lodge or Civeo personnel reductions or office closures?

Detailed integration plans will take shape over the coming months and will be completed by the anticipated closing of the transaction in the second quarter of 2018.

15.	Will the headquarters for Noralta Lodge change?

After the transaction is completed, the Company will continue to have corporate headquarters in Houston, Texas, with its Canadian regional headquarters in Edmonton.

EMPLOYEE-SPECIFIC QUESTIONS

16.	Will this change my current role within the company?

We expect that this announcement will not have any impact on your day-to-day responsibilities in the near-term. The companies will continue to operate as separate companies and on a business as usual basis and employees’ daily responsibilities and reporting arrangements will remain the same at least through closing, which we anticipate in the second quarter of 2018.

17.	Will there be any changes to my compensation or benefits?

There will be no changes to your compensation or benefits at this time as a result of this announcement.

18.	Will employees retain their current titles post-integration?

Detailed integration plans will take shape over the coming months and will be completed by the anticipated closing in the second quarter of 2018. This process will include determining the best organizational structure for the combined company.

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19.	Will I report to the same person? What changes will there be to the reporting/leadership structure?

Reporting arrangements will remain the same at this time and through closing, which is anticipated in the second quarter of 2018. Detailed integration plans will take shape over the coming months, and any impact to reporting relationships will be provided following close as there is news to share.

20.	Why is the acquisition a good move for Civeo and Noralta Lodge?

The acquisition of Noralta Lodge will strengthen our position as a leader in workforce accommodations and solidify our position as the partner of choice in the Canadian Oil Sands region. Upon completing the acquisition, we will have an expanded footprint and an increased ability to scale up and down to meet the needs of our customers. This enhanced scale will position us for success through the ups and downs of the market and in the longer term will create additional opportunities for employees as we look to expand more aggressively into incremental services, particularly in the infrastructure and technology necessary to advance our home-to-home workforce solutions.

Detailed integration plans will take shape over the coming months and we expect our enhanced scale will allow us to generate additional cost savings, helping to facilitate opportunistic investments in our core markets of Australia, Canada and the U.S. We have also structured the transaction in such a way as to ensure we have the operational financial flexibility to do just that.

21.	How is the acquisition expected to impact our company culture and priorities?

Our company culture and core values remain unchanged. We will continue our commitment to delivering best in class service to our customers, while creating opportunities for the regional workforce and maintaining an intense devotion to safety.

22.	How will the businesses be managed going forward?

Civeo will continue to be led by its existing corporate management team. Detailed integration plans will take shape over the coming months and will be completed by the anticipated closing of the transaction in the second quarter of 2018. We will share updates on any impact to existing management structures as those plans come together. Please know we are committed to open and transparent communication throughout this process.

23.	Should I continue to report to work as usual?

We expect that this announcement will not have any impact on Civeo employees’ day-to-day responsibilities in the near-term. You should continue to report to work as usual, with no changes to your daily responsibilities or reporting arrangements at this time.

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24.	Where can I get more information about this transaction? Where should I direct my questions?

Additional information will be made available on Civeo’s corporate website. You may also email *@civeo.com with additional questions.

25.	What should I do if I’m asked about the transaction from the media, investors or other third parties?

Please direct any third-party inquiries to Marc Cunningham and Jeffrey Spittel at Marc.Cunningham@fticonsulting.com and Jeffrey.Spittel@fticonsulting.com.

Additional Information and Where to Find It

This communication does not constitute an offer to buy, or solicitation of an offer to sell, any securities of Civeo. This communication relates to a proposed transaction between Civeo and Noralta that will become the subject of a proxy statement to be filed with the U.S. Securities and Exchange Commission (the “SEC”) that will provide full details of the proposed transaction and the attendant benefits and risk. This communication is not a substitute for the proxy statement or any other document that Civeo may file with the SEC or send to its shareholders in connection with the proposed transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CIVEO, NORALTA AND THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the proxy statement and other relevant documents (when they become available) may be obtained free of charge by accessing Civeo’s website at www.civeo.com by clicking on the “Investors” link, or upon written request to Civeo, 333 Clay Street, Suite 4980, Houston, Texas 77002, Attention: Investor Relations. Shareholders may also read and copy any reports, statements and other information filed by Civeo with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

Civeo and certain of its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders in respect of the transaction under the rules of the SEC. Information regarding Civeo’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2016 filed with the SEC on February 23, 2017, and in its definitive proxy statement filed with the SEC on April 10, 2017 in connection with its 2017 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in Civeo’s proxy statement and other relevant materials to be filed with the SEC when they become available. Investors should read the proxy statement and other relevant documents carefully when they become available before making any voting or investment decisions.

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